May 30, 2008
Via EDGAR and FedEx
Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: H. Roger Schwall, Division of Corporation Finance

Re:	Cardtronics, Inc. Registration Statement on Form S-4 Filed February 14, 2008 File No. 333-149236
Dear Mr. Schwall:
          Cardtronics, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-4 (the “Registration Statement”).
          Set forth below are the Company’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 7, 2008. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.
General
1.	Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: We have filed the supplemental letter with the Staff as correspondence.
Financial Statements
2.	Please amend your filing to include appropriately updated financial statements. See Rule 3-12 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Securities and Exchange Commission
May 30, 2008

Response: The Registration Statement has been revised in response to the Staff’s comment.
          Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to David Oelman at (713) 758-3708 or Gillian Hobson at (713) 758-3747.

Very truly yours,

/s/ Vinson & Elkins LLP
Enclosures

Cc:	Barbara C. Jacobs, Securities and Exchange Commission LaTonya Reynolds, Securities and Exchange Commission Mike Keller, Cardtronics, Inc.